Cross Country Reports 1st Quarter Results;
Revenues up 49%: Raises 2002 Guidance

BOCA RATON, Fla., May 7 /PRNewswire/ -- Cross Country, Inc. (Nasdaq: CCRN - news) today reported revenue of $154.9 million for the three months ended March 31, 2002, an increase of 49% over revenue of $103.9 million for the same period in the prior year. Net income for the first quarter of 2002 was $7.0 million or $0.21 per diluted share compared to breakeven for the same period in the prior year, which included a $0.6 million after-tax charge related to expenses associated with the Company's secondary offering in March 2002. Earnings before interest, taxes, depreciation, amortization and non-recurring indirect transaction costs (EBITDA), a key measure used by management to evaluate the company's operations, for the three months ended March 31, 2002 was $15.7 million, an increase of 50% over the same period in the prior year. Net income before secondary offering expenses, net of tax ("Adjusted Net Income") was $7.6 million, or $0.22 per diluted share (EPS) for the three months ended March 31, 2002. Overall, the quarter was favorably impacted primarily by the strong results generated by the Company's Healthcare Staffing segment along with lower interest expense, a reduction in the company's effective corporate income tax rate and reduced amortization expense.

"We are very pleased with the strength of our first quarter 2002 results," said Joseph A. Boshart, President and Chief Executive Officer. "These results reflect not only the continued strength of our core travel staffing operations, but also impressive results in our other human capital management services. Given the better than expected performance in the first quarter, the continued strength in our markets, and other corporate initiatives, management is confident in our ability to deliver and exceed our previously stated 2002 financial guidance."

Healthcare Staffing

Cross Country's Healthcare Staffing segment, which is comprised of travel staffing, clinical research trials staffing and per diem staffing, generated revenue for the three months ended March 2002 of $143.6 million, an increase of 49% over the same period in the prior year. This growth was driven primarily by increased numbers of field employees in both the travel nursing and allied health staffing, average hourly bill rates in all businesses, as well as incremental revenue generated by the acquisitions of NovaPro, Inc. and ClinForce, Inc. in January 2002 and March 2001, respectively. Contribution income, defined as earnings before interest, taxes, depreciation, amortization and corporate expenses not specifically identified to a reporting segment, for the three months ended March 31, 2002 was $20.6 million, an increase of 44% over the same period in the prior year. This growth was primarily due to the same factors that drove revenue growth, but partially offset by an increase in field staff compensation and professional liability expense.

Other Human Capital Management Services

Cross Country's Other Human Capital Management Services segment, which is comprised of the education and training, healthcare consulting services, physician search and resource management services, generated revenue of $11.2 million for the three months ended March 31, 2002, an increase of 48% over the same period in the prior year. This increase was driven primarily by the strong results of the seminars business and consulting business generated by the Jennings Ryan & Kolb, Inc. and Gill/Balsano acquisitions in March 2002 and May 2001, respectively. Contribution income for the three months ended March 31, 2002 was $1.5 million, a 10% increase versus the prior year.

Corporate Items

During the quarter, the Company completed two acquisitions. In January, Cross Country purchased the assets of the NovaPro healthcare staffing division (Tampa, FL) of HRLogic Holdings, Inc., a professional employer organization for an adjusted purchase price of $7.6 million. In March, the Company purchased the stock of Jennings Ryan & Kolb, Inc., a healthcare management consulting company, based in Atlanta, Georgia for $3.8 million, including the assumption of $0.3 million in debt, with half of the purchase price being paid in the form of a three year earn-out.

In March, the Company completed its secondary offering of 9,000,000 shares of common stock at an offering price of $26.75 per share. In April, the underwriters of the secondary offering exercised their over-allotment option with respect to an aggregate of 700,000 shares of common stock. No proceeds from this offering were received by the Company.

Effective March 31, the Company made the decision to pursue strategic options regarding its E-Staff technology, Cross Country's web-enabled scheduling business. These options include, but are not limited to, the sale of the technology to a software vendor. As a result of this decision, the assets and liabilities of E-Staff are classified as a discontinued operation and prior year results have been restated to reflect this treatment. The first quarter results include a net loss of $0.2 million, or $0.01 per share, from the discontinued E-Staff operations.

Expectations for 2002

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially. With respect to Cross Country's financial targets for the full year 2002, the Company is now projecting revenue to be between $625 and $650 million and EBITDA before discontinued operations to be between $69 and $72 million. Second quarter 2002 earnings before discontinued operations are expected to be in the range of $0.23 to $0.24 per diluted share and grow sequentially thereafter, aggregating to a range of $1.02 to $1.06 per diluted share for the full year 2002. These EPS targets exclude expenses associated with the Company's secondary offering. It is Cross Country's intention to update its guidance quarterly.


Cross Country, Inc. is a leading provider of healthcare staffing services in the United States. The company has an active client base of over 3,000 hospitals, pharmaceutical companies and other healthcare providers throughout all 50 states.

More information on Cross Country, Inc. can be obtained from our website, www.crosscountry.com.

A listen-only simulcast of Cross Country's first quarter conference call will be available online beginning at 10:00 a.m. EST on Wednesday, May 8th at www.crosscountry.com, www.companyboardroom.com or by visiting any of the investor sites in CCBN's Individual Investor Network such as America Online's Personal Finance Channel, Fidelity Investments(R) (Fidelity.com) and others. Institutional investors can access the call via CCBN's password-protected event management site, StreetEvents (www.streetevents.com). A playback recording of the call may be accessed by calling 1-800-405-2236, reservation #465885, beginning at 12:00 p.m. on May 8th until 11:59 p.m. on Monday, May 13th.

This release contains forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include: the following our ability to attract and retain qualified nurses and other healthcare personnel, costs and availability of short-term leases for our travel nurses, demand for the healthcare services we provide, both nationally and in the regions in which we operate, the functioning of our information systems, the effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business, our clients' ability to pay us for our services, our ability to successfully implement our acquisition and development strategies, the effect of liabilities and other claims asserted against us, the effect of competition in the markets we serve, and other factors set forth under the caption "RISK FACTORS" in the Company's 10-K for the year ended December 31, 2001.

Although we believe that these statements are based upon reasonable assumptions, we can not guarantee future results. Given these uncertainties, the forward-looking statements discussed on this press release might not occur. While it is the Company's intention to update its guidance quarterly, it should not be assumed that our silence over time means that actual events are occurring as expressed or implied in such forward-looking statements.

For further information, please contact:

Susan Eccher, Director, Investor Relations at 877-686-9779
Brian Hekman, Director, Corporate Communications at 800-998-5187

                               Cross Country, Inc.
                      Consolidated Statement of Operations
                  (amounts in thousands, except per share data)
                                   (Unaudited)

                                                     Three Months Ended
                                                          March 31,
                                                     ------------------
                                                       2002      2001    %Change
                                                     --------  --------  -------
Revenue from services                                $154,861  $103,872    49%
Operating expenses:
  Direct operating expenses                           117,156    79,002    48%
  Selling, general and administrative expenses         21,766    13,993    56%
  Bad debt expense                                        285       420   -32%
  Depreciation                                            695       505    38%
  Amortization                                            770     3,546   -78%
  Secondary offering expenses                           1,008         -     0%
                                                     --------  --------
Total operating expenses                              141,680    97,466    45%
                                                     --------  --------
Income from operations                                 13,181     6,406   106%
Other expenses:
  Interest expense, net                                 1,147     4,008   -71%
                                                     --------  --------
Income before income taxes and
discontinued operations                                12,034     2,398   402%
Income tax expense                                     (4,799)   (1,181)  306%
                                                     --------  --------
Income before discontinued operations                   7,235     1,217   494%
Discontinued operations                                  (238)   (1,208)  -80%
                                                     --------  --------
Net  income                                          $  6,997   $     9    NM
                                                     ========  ========

Net income/(loss) per common share- basic:
  Income before discontinued operations              $   0.23   $  0.05
  Discontinued operations                            $  (0.01)  $ (0.05)
                                                     --------  --------
Net income                                           $   0.22   $  0.00
                                                     ========  ========

Net income/(loss) per common share- diluted:
  Income before discontinued operations              $   0.22   $  0.05
  Discontinued operations                            $  (0.01)  $ (0.05)
                                                     --------  --------
Net income                                           $   0.21   $  0.00
                                                     ========  ========

Weighted average common shares outstanding - basic     32,231    23,205
Weighted average common shares outstanding - diluted   33,995    23,205

                               Cross Country, Inc.
                       Adjusted Net Income Reconciliation
                                   (Unaudited)

                                                     Three Months Ended
                                                          March 31,
                                                     ------------------
                                                       2002      2001    %Change
                                                     --------  --------  -------
Income before discontinued operations
and secondary offering expenses                      $  7,840  $  1,217   544%
Discontinued operations                                  (238)   (1,208)   NM
                                                     --------  --------
Adjusted net income (a)                                 7,602         9    NM

Secondary offering expenses, net of tax                  (605)        -    NM
                                                     --------  --------
Net income                                           $  6,997  $      9    NM
                                                     ========  ========

Adjusted net income/(loss) per common share- diluted:
Income before discontinued operations
and secondary offering expenses                      $   0.23  $   0.05
Discontinued operations                              $  (0.01) $  (0.05)
                                                     --------  --------
Adjusted net income (a)                              $   0.22  $   0.00

Secondary offering expenses, net of tax              $  (0.01) $      -
                                                     --------  --------
Net income                                           $   0.21  $   0.00
                                                     ========  ========

Weighted average common shares outstanding - diluted   33,995    23,205

(a) Adjusted net income represents net income adjusted for tax effected charges related to the company's secondary offering in March 2002. Adjsuted net income is presented because the company believes that it more accurately reflects its operating performance. Adjusted net income is not intended to represent net income nor has it been presented as an alternative to net income and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. As defined, adjusted net income is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calcuation.

NM - Not meaningful

                               Cross Country, Inc.
                      Consolidated Condensed Balance Sheets
                             (amounts in thousands)
                                   (Unaudited)

                                                       March 31,    December 31,
                                                         2002          2001
                                                       ---------    ------------
                                                      (Unaudited)

Current assets:
  Cash                                                  $    868       $   2,736
  Accounts receivable, net                                95,276          87,415
  Other current assets                                    18,365          18,944
                                                       ---------    ------------
Total current assets                                     114,509         109,095
Property and equipment, net                                9,182           8,037
Goodwill, net                                            225,354         218,749
Trademark, net                                            15,749          15,399
Other identifiable intangible assets, net                 10,468          10,698
Other assets                                                 119               2
                                                       ---------    ------------

Total assets                                           $ 375,381       $ 361,980
                                                       =========    ============

Current liabilities:
  Accounts payable and accrued expenses                $   4,328       $   3,172
  Accrued employee compensation and benefits              30,921          26,930
  Current portion of long-term debt                        6,058           2,425
  Note payable                                               820           1,365
  Other current liabilities                                5,793           2,006
                                                       ---------    ------------
Total current liabilities                                 47,920          35,898
Interest rate swap                                         1,919           2,509
Deferred income taxes                                      8,800           8,570
Long-term debt                                            39,192          45,076
                                                       ---------    ------------
Total liabilities                                         97,831          92,053
Commitments and contingencies
Stockholders' equity:
  Common stock                                                 3               3
  Additional paid-in capital                             258,408         258,152
  Other stockholders' equity                              19,139          11,772
                                                       ---------    ------------
Total stockholders' equity                               277,550         269,927
                                                       ---------    ------------
Total liabilities and stockholders' equity             $ 375,381       $ 361,980
                                                       =========    ============

                                  Segment Data
                             (amounts in thousands)
                                   (Unaudited)

                                                     Three Months Ended
                                                          March 31,
                                                     ------------------
                                                       2002      2001    %Change
                                                     --------  --------  -------
Revenues:

  Healthcare staffing                                $143,634  $ 96,269    49%
  Other human capital management services              11,227     7,603    48%
                                                     --------  --------
                                                     $154,861  $103,872    49%
                                                     ========  ========

Contribution income (a):
  Healthcare staffing                                $ 20,550  $ 14,309    44%
  Other human capital management services               1,534     1,392    10%
Unallocated corporate overhead                         (6,430)   (5,244)   23%
                                                     --------  --------
EBITDA (b)                                           $ 15,654  $ 10,457    50%
                                                     ========  ========

                              Financial Statistics
                                   (Unaudited)

                                                     Three Months Ended
                                                          March 31,
                                                     ------------------
                                                       2002      2001
                                                     --------  --------

EBITDA - ($000)(b)                                   $ 15,654  $ 10,457
EBITDA as % of revenue                                  10.1%     10.1%
FTE's (c)                                               5,684     4,361
Weeks worked (d)                                       73,892    56,693
Average healthcare staffing revenue
per FTE per week (e)                                    1,944     1,698

(a) Defined as earnings before interest, taxes, depreciation, amortization and corporate expenses not specifically identified to a reporting segment.

(b) Defined as income before interest, income taxes, depreciation, amortization and non-recurring indirect transaction costs. EBITDA should not be considered a measure of financial performance under generally accepted accounting principles. Items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA is a key measure used by management to evaluate our operations and provide useful information to investors. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies.

(c) FTE's represent the average number of contract staffing personnel on a full-time equivalent basis.

(d) Weeks worked is calculated by multiplying the FTE's by the number of weeks during the respective period.

(e) Average healthcare staffing revenue per FTE per week is calculated by dividing the healthcare staffing revenue by the number of weeks worked in the respective periods. Healthcare staffing revenue includes revenue from permanent placement nurses.